February 13, 2009

Mr. Douglas Brown
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549
Telephone Number: (202) 551-3265
Fax Number: (202) 772-9368

Re:	Coil Tubing Technology Holdings, Inc.
Amendment No. 5 to Registration Statement on Form S-1
File No. 333-144677
Filed February 2, 2009

Dear Mr. Brown,

In response to your comment letter dated February 11, 2009, Coil Tubing Technology Holdings, Inc. (the “Company,” “CTTH,” “we,” and “us”) has provided its responses below.  The Company has also supplementally provided revised financial statements for Coil Tubing Technology, Inc. ("Coil Tubing"), the Company’s parent corporation for your review.

Form S-l

General

1.           We understand that you will be updating your filing to include audited financial statements through December 31, 2008 to comply with Rule 8-08(b) of Regulation S-X if your registration statement is not effective by February 17, 2009.

RESPONSE:

The Company confirms that if its registration statement is not declared effective by February 17, 2009, it will update its filing to include audited financial statements through December 31, 2008, to comply with Rule 8-08(b) of Regulation S-X.

2.           In a few places in your filing, you refer the reader to a risk factor titled "We May Have Potential Liability In Connection With Our Former Largest Shareholder's, Grifco International, Inc.'s, Recent Distribution Of Shares Of Coil Tubing's Common Stock To Its Shareholders." See pages 27 and 34, for example. You no longer have this as a risk factor. Please revise this reference to point readers to your Legal Proceedings discussion on page 29, or another appropriate risk factor. Please ensure your filing otherwise contains proper cross-references.

RESPONSE:

The Company has updated its disclosures to refer to “Legal Proceedings” and the updated risk factor “We Have Been Forced To Bring Suit Against Our Former Largest Shareholder, Grifco International, Inc., Its President And The Depository Trust & Clearing Corporation Which Will Impact Our Operations”, as you have requested.

Coil Tubing Technology, Inc. our Parent, Transactions:, page 6

3.           It appears that there are words missing or extraneous to this statement found in the third paragraph on page 6:  "The resulting entity from the Merger took the name Coil Tubing Technology, Inc.  As a result of the Merger, Coil Tubing Technology, Inc., our parent company ("Coil Tubing"), became the sole surviving corporate entity of the IPMC Holdings Corp. and Coil Tubing Technologies, Inc. Merger, and we became a wholly owned subsidiary of Coil Tubing."  Please revise.

RESPONSE:

The Company has updated its disclosures under “Coil Tubing Technology, Inc. our Parent, Transaction” and elsewhere in the document to clarify that (revised language in Bold and Underlined):

“Coil Tubing Technologies, Inc. was formed in Nevada on November 30, 2005.  On December 8, 2005, IPMC Holdings Corp. entered into a Plan and Agreement of Merger and Reorganization (the “Merger”) with Coil Tubing Technologies, Inc., pursuant to which each outstanding share of IPMC Holdings Corp. was exchanged for one share of Coil Tubing Technologies, Inc.  As a result of the Merger, Coil Tubing Technology, Inc., our parent company (“Coil Tubing”), became the sole surviving corporate entity of the merger between IPMC Holdings Corp. and Coil Tubing Technologies, Inc. (taking the name “Coil Tubing Technology, Inc.” in connection with the Merger), and we became a wholly owned subsidiary of Coil Tubing.”

Risk Factors

There is a Risk That the Court Will Determine That We Owe Certain Obligations to Our Shareholders, page 22

4.           You state that you may be delayed from completing your Distribution and/or may be prevented from completing your Distribution because there is uncertainty as to the identity of Coil Tubing's shareholders. Please disclose the current status of the dispute with Grifco and Coil Tubing. If you decide to go forward with the Distribution before the uncertainty as to the identity of Coil Tubing's shareholders has been resolved, disclose how you may be affected in the future by any such uncertainty and discuss any arrangements you have or are contemplating in anticipation of this uncertainty. Finally, quantify the amount of shares of Coil Tubing that may be in dispute and the amount of shares of your stock that may have to be subsequently issued, as compared to the current number of shares of common stock of Coil Tubing and of the Company outstanding, respectively.

RESPONSE:

The Company has updated and substantially rewritten the litigation risk factor to disclose the information you requested.  The revised risk factor accurately reflects the status of the litigation and the anticipated results of the litigation.  In particular, it describes the Company's belief that any obligations associated with the shortfall in the Grifco Distribution is the responsibility of the Defendants.  The disclosure also makes it clear that there is no assurance that the Company will be successful in the litigation.

The Company does not believe that it will be required to issue shares of its common stock in connection with the outcome of the litigation and therefore has removed any prior language regarding such potential risk, has revised its disclosures accordingly, and does not believe any additional disclosures are necessary.  The Company has also removed the prior risk factor regarding potential conflicts of interest between Jerry Swinford, Grifco and Coil Tubing affecting the planned Company distribution, as the Company no longer believes that is a material risk to the Company.

Security Ownership of Certain Beneficial Owners and Management, page 33

5.           The "(1)" next to the column heading "Number of Shares of Common Stock Beneficially Owned Prior to the Distribution (1)" does not appear to correspond to footnote (1) to the table on page 33. Please revise. Please also revise with respect to the similar "(1)" in the column heading found in the table on page 35.

RESPONSE:

The references to the superfluous footnote (1)’s have been removed as you requested.

Coil Tubing Material Stock Transactions, page 39

6.           We note your response to our prior comment 4 and that you claim an exemption from registration afforded by Section 3(a)(9) of the Securities Act for the conversion of the convertible notes into the shares of common stock issued to Progressive Media Inc. and Messrs Littman and Thorpe. We reissue the comment in part.   For the issuance of the convertible notes, please provide the information required in Item 701 of Regulation S-K. In particular, for each issuance of the convertible notes, indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available.

Further, provide information regarding the convertible notes, including the terms of the conversion, whether the notes were convertible upon the request of the issuer or the recipient, and the period of time after the initial issuance at the convertible notes were eligible for conversion into the common stock.

RESPONSE:

The Company has updated its disclosures under “Coil Tubing Material Stock Transactions” to disclose the original exemption relied upon and to disclose the terms of the Convertible Notes as you have requested.

Financial Statements, page 63

7.           You make reference to Item 310 of Regulation S-B. As Regulation S-B no longer exists, please revise to refer to Article 8 of Regulation S-X, for example. Financial Statements for the Nine Months Ended September 30, 2008 Note 7 – Capital Contributions, page F-9

RESPONSE:

The Company has revised its disclosures as you have requested.

8.           We note that you refer to your parent Coil Tubing Technology Inc. (Nevada) using the CTT acronym under this heading, while also explaining that you received $500,000 from this entity during the interim period. However, on page 6 you use the acronym CTT to refer to Coil Tubing Technology Inc. (Texas), your subsidiary. The disclosures you have in the first three paragraphs on page 6 are also without clear distinction.

Please revise the disclosures throughout the document, including Note 13 –Subsequent Events, to use consistent labeling for these entities, so that all references are easily understood. Also, since you indicate that your parent had zero assets as of December 31, 2007, tell us the funding origins of the $500,000 to the parent, preceding its contribution to you, and explain how both aspects of this funding transaction have been presented in your financial statements.

RESPONSE:

The Company has updated its disclosures throughout the registration statement and financial statements to refer to Coil Tubing Technology Holdings, Inc. as the “Company” or “CTTH”; Coil Tubing Technology, Inc., a Nevada corporation, the Company’s parent company, as “Coil Tubing” in the registration statement and financial statements; and Coil Tubing Technology, Inc., a Texas corporation and the Company’s wholly owned subsidiary as “CTT Texas” in the body of the registration statement and the financial statements.  The Company believes that this uniform nomenclature makes it easier for a reader to differentiate between the three similar named entities.

Note 7 of the unaudited financial statements is not Note 8. The Company has also revised its disclosures under Note 8 – Capital Contributions in the unaudited financial statements and Note 13 – Subsequent Events in the audited financial statements to make clear that the funding was received from Coil Tubing and that Coil Tubing considers the amounts as permanent contributions to capital.

With regard to the funding for contributions to Coil Tubing and its distribution to the Company, as is discussed further in response to Comment 10 and 11, the Company has expanded its disclosure regarding the source of contributions in Note 9.  Additionally, with regard to presentation in the financial statements of the contributions to Coil Tubing and its distribution to the Company, as is discussed further in response to Comment 13, the Company has re-characterized the transaction as a distribution from Coil Tubing to the Company.

Financial Statements for Years Ended December 31. 2007 and 2006 Note 1 - Organization and Operations, page F-15

9.           We see that you have revised your financial statements to include the activity of your legal parent, because the transaction that you contemplate will be depicted as a reverse spin-off as described in EITF 02-11. Please modify your disclosures under this heading to identify all of the entities consolidated with your financial statements, which we understand would include your parent Coil Tubing Technology Inc. (Nevada) and subsidiaries.

RESPONSE:

The Company has added a paragraph under Note 1 to the audited financial statements and Note 2(a) of the unaudited financial statements to clarify that the Company’s subsidiaries and its parent are all consolidated into the Company.

Note 9 - Stockholders' Equity, page F-22

10.           Please expand your disclosure under this heading to address your handling of the funding provided by Grifco International Inc. to your subsidiary, Coil Tubing Technology Inc. (Texas) between 2005 and 2007, which you discuss in the fourth paragraph on page 6, including $425,000 in contributions and the $75,000 in loans repaid in 2007. Please indicate the amounts received during each period, and tell us why the loan repayments are not apparent in your Statements of Cash Flows on page F-14.

RESPONSE:

The Company has revised its disclosures on page 6 of the registration statement (and elsewhere throughout the registration statement where appropriate) to clarify that the contributions from Grifco totaled $556,000, and the advances, which were repaid in the second quarter of 2007, totaled $75,000 (changes in Bold and underlined):

“Subsequent to the Exchange Agreement, Grifco continued to provide financial assistance to Coil Tubing in the form of cash contributions to our subsidiary, Coil Tubing Technology, Inc., a Texas corporation (“CTT Texas”), for the benefit of Coil Tubing, as the Company, through its subsidiary, CTT Texas, represented all of Coil Tubing’s operations.  Such cash contributions made between November 2005 and March 2007, totaled approximately $556,000, plus advances in early 2007 totaling $75,000.  The advances were repaid in full in the second quarter of 2007. No additional contributions have been made by Grifco since March 2007. The contributions provided by Grifco were used by us for working capital and to pay certain expenses including legal and accounting expenses and to rebuild the Company’s machine shop, and to repair and replace certain coil tubing machinery, including the Company’s computer numerical control (“CNC”) equipment, which was damaged while under the control of Grifco.”

Because the advances were repaid in the year received, were not evidenced in a written agreement, and do not represent a material financing transaction of the Company, the $75,000 advance is presented net of its repayment in the statement of Cash Flows.  The advance and repayment are, however, disclosed in Note 9 of the audited financial statements.

Specifically, the amount contributed by Grifco in 2006, as reflected on the Statement of Stockholders’ Equity, was $500,488.  The amount contributed by Grifco in the first quarter of 2007 was $55,800.  When coupled with the $500,000 received from Coil Tubing's contribution to the Company (from the Coil Tubing's stock subscription to Mr. Pohlmann), the total equals the amount reflected on the Statement of Stockholder Equity, $555,800.

11.           Please disclose the origins of each of the various contributions reported on page F-13, with details sufficient to understand how these reconcile the related disclosures elsewhere in your filing, differentiating between the cash and non-cash elements.

RESPONSE:

As noted in response to Comment 10, the Company has modified Note 9 to expand the disclosure related to capital contributions as you have requested.  The expanded disclosure includes a section detailing the contributions made by Grifco in 2006 and the contributions and advances made by Grifco in 2007 and the related repayment of the advances.  The disclosure related to the contributions to Coil Tubing has also been expanded to clearly identify the amounts contributed as reflected on the Statement of Stockholders' Equity.

Note 11 - Discontinued Operation, page F-22

12.           Modify your disclosures under this heading and elsewhere in the filing as necessary to correct the verb tense used in referring to the reverse spin-off you have planned.

RESPONSE:

The Company has modified its disclosures to reflect the future planned distribution and discontinued operations in the proper verb tense as you have requested.

13.           We note that you present some financial information of your parent, an entity to be the spinnee in your reverse spin-off, a transaction that has not yet occurred. You indicate that your parent recognized a full impairment of its investment in you during 2007, and you explain that it has zero assets and liabilities as of December 31, 2006 and 2007. However, you report stockholders' equity of $391,423 and $593,382 as of these dates; we see no corresponding impairment in your financial statements; and in Note 13 you state that you received a $500,000 contribution from your parent in January 2008.

Further, we understand from your disclosure on pages 5 and 6 that you were identified as the accounting acquirer in two reverse mergers, first between IPMC Holdings Corp. and Grifco International Inc. in November 2005; then between Coil Tubing Technology Inc. (Nevada) and IPMC Holdings Corp. in December 2005. The accounting conventions for reverse mergers require that the assets and liabilities of the accounting target, i.e. the legal acquirer, be assigned fair value and that the accounts of the accounting acquirer, i.e. the legal target, be carried forward at their historical cost. Several aspects of your parent information do not appear to be consistent with these accounting conventions.

Specifically, given your assertions of there being nominal activity at the legal parent, other than the issuance of shares during 2007 in exchange for $500,000 in cash, and the issuance of shares in exchange for services valued at $40,600 and $193,600 in 2007 and 2006, according to your disclosures in Note 9 on page F-22, it appears that a significant portion of the additional paid-in capital and accumulate deficit amounts may pertain to activity of that entity prior to your December 2005 acquisition. Further, we would expect that the transfer of cash by this entity to Coil Tubing Technology Holdings Inc. during 2007 would be depicted as a distribution, based on your disclosures indicating there is no intention or requirement for the legal subsidiary to repay these funds. Therefore, the impairment of investment does not appear to be consistent with these conventions.

We believe that your presentation of the legal parent financial information should be consistent with your reverse merger accounting, which casts that entity as your subsidiary, from an accounting standpoint. We expect that you will need to address the issues outlined above, and add some clarifying language about the basis of presentation. However, if you believe the parent information should be presented as if there had been no reverse mergers during 2005, we invite you to explain your rationale. Please contact us by telephone if you require further clarification or guidance.

RESPONSE:

In an effort to obtain a more complete understanding of the issues raised in Comment 13, the Company's representative and its counsel spoke with Ms. Lily Dang from the SEC.  From that conversation, it is the Company's understanding that there were two (2) areas of primary concern raised in Comment 13.

The first issue is the treatment of the $500,000 contributed by Bert Pohlmann to Coil Tubing which Coil Tubing then contributed to the Company in 2007.  The Company had previously accounted for the contribution to the Company as impairment of investment.  To more appropriately reflect the nature of the contribution by Coil Tubing to the Company, the transaction has been re-characterized as a distribution from Coil Tubing to the Company.  Note 11 of the Company's financial statements have been updated accordingly.  The parent only financial statements included in Note 11 have been revised to reflect the distribution from Coil Tubing to the Company as a portion of the Accumulated Deficit.

The second issue relates to the balances reflected for Additional Paid in Capital and Accumulated Deficit in the Parent Company Only Financial Statements (i.e., the Coil Tubing only financial statements reflected in Note 11 to the Company's financial statements).  The Company had previously included the historical balances for Additional Paid in Capital and Accumulated Deficit in the Parent Company Only Financial Statements.  Because of the reverse merger transaction in November 2005 it was not appropriate to include historical additional paid-in-capital and accumulated deficit in the stockholder equity section of the Parent Company Only Financial Statements.  The balance sheet has been restated to eliminate the historical additional paid-in-capital and accumulated deficit for 2006 and 2007.  The year end 2006 and 2007 balance sheets have been updated to be consistent with eliminating those amounts.  The Parent Company only Financial Statements have been revised and the Statement of Stockholder Equity reflects the updated information.

Finally, pages 5 & 6 of the registration statement have been modified to clarify that the IPMC Holdings Corp. transaction with Grifco which resulted in formation of Coil Tubing was one reverse merger transaction which was completed through a series of transactions.  In connection with completing the reverse merger, the state of incorporation and name of the surviving entity were changed.

The Company believes that the foregoing modifications along with the increased disclosure of the capital contributions from Grifco and Mr. Pohlmann as referenced in response to Comments 10 and 11, address this Comment 13.

Note 12 - Commitments, page F-23

14.           We note your disclosure in the last paragraph on page 14, stating that Mr. Swinford "...will retain the rights and ownership of any discoveries, inventions, improvements, designs and innovations relating to the business of the Company...that he may discover invent or originate during the term of his Employment Agreement."

Please expand your disclosure under this heading to identify any assets that are in any way associated with the business that would presently fall under this arrangement; and describe the extent to which your operations are currently dependent upon these.

RESPONSE:

The disclosure under Note 12 has been expanded to reflect the Company's commitments under the Employment Agreement and the related Licensing Agreement and Waiver of Royalties Agreement.   Additionally, the Company has disclosed that substantially all of its rental tools are Mr. Swinford’s inventions, which inventions are covered by the Licensing Agreement and which inventions the Company is dependent on.

Regards,

/s/ John S. Gillies
John S. Gillies
Associate